SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                (Amendment No. 1)


                       TRAVEL SERVICES INTERNATIONAL, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   894169 10 1
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                                 (CUSIP Number)

                              WAYNE AND JUDY HELLER
                            1101 EAST COLONIAL DRIVE
                             ORLANDO, FLORIDA 32803
                                 (407) 898-5353
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 4, 1998
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (continued on following pages)

                              (Page 1 of 10 Pages)

CUSIP NO.  894169 10 1            13D                        PAGE 2 OF 10 PAGES

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 1      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        J & W HELLER CORP.
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 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                        (b) [ ]

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 3      SEC USE ONLY


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 4      SOURCE OF FUNDS


              00
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 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                              [ ]


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 6      CITIZENSHIP OR PLACE OF ORGANIZATION


         UNITED STATES OF AMERICA
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         NUMBER OF SHARES            7     SOLE VOTING POWER            693,334

        BENEFICIALLY OWNED           8     SHARED VOTING POWER                0

        BY EACH REPORTING            9     SOLE DISPOSITIVE POWER       693,334

           PERSON WITH              10     SHARED DISPOSITIVE POWER           0

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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        693,334
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES


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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        5.03%
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14      TYPE OF REPORTING PERSON


        CO
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

CUSIP NO.  894169 10 1            13D                        PAGE 3 OF 10 PAGES

-------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         WAYNE HELLER
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                      (b) [ ]

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  3     SEC USE ONLY



-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS


              00
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                               [ ]


-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION


        UNITED STATES OF AMERICA
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        NUMBER OF SHARES    7  SOLE VOTING POWER (See Notes Attached)   693,334

        BENEFICIALLY OWNED  8  SHARED VOTING POWER                            0

        BY EACH REPORTING   9  SOLE DISPOSITIVE POWER                   693,334

           PERSON WITH      10 SHARED DISPOSITIVE POWER                       0

-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        693,334
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                      [ ]


------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        5.03%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON


        IN
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

CUSIP NO.  894169 10 1            13D                        PAGE 4 OF 10 PAGES


-------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        JUDY HELLER
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                      (b) [ ]

-------------------------------------------------------------------------------
  3     SEC USE ONLY



-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS


              00
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)

-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION


         UNITED STATES OF AMERICA
-------------------------------------------------------------------------------
         NUMBER OF SHARES    7  SOLE VOTING POWER (See Notes Attached)  693,334

        BENEFICIALLY OWNED   8  SHARED VOTING POWER                           0

        BY EACH REPORTING    9  SOLE DISPOSITIVE POWER                  693,334

           PERSON WITH       10 SHARED DISPOSITIVE POWER                      0

-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        693,334
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                    [ ]


-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        5.03%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON


        IN
-------------------------------------------------------------------------------

1        SECURITY AND ISSUER.

         This statement relates to the common stock, par value $.01 per share (the "Common Stock" or the "Shares"), of Travel Services International, Inc. (the "Company"), which has its principal executive offices at 220 Congress Park Drive, Delray Beach, Florida 33445.

2        IDENTITY AND BACKGROUND.

         This statement is being filed by J & W Heller Corp., formerly known as Cruises Only, Inc. J & W Heller Corp. is a corporation organized under the laws of the State of Florida which was engaged in the business of distributing cruise vacation reservations to travelers located in the United States. The address of the principal business and office of J & W Heller Corp. is 1101 East Colonial Drive, Orlando, Florida 32803.

         Wayne Heller and Judy Heller are the Principal Stockholders (the "Principal Stockholders") of J & W Heller Corp. Wayne Heller is the President and Treasurer of J & W Heller Corp. Judy Heller is the Vice President and Secretary of J & W Heller Corp. Wayne Heller and Judy Heller are the directors of J & W Heller Corp. The business address of each of the Principal Stockholders is the same as that of J & W Heller Corp. Each of the Principal Stockholders is the same as that of J & W Heller Corp. Each of the Principal Stockholders is a citizen of the United States. A copy of the Joint Filing Agreement between Cruiuses Only, Inc. and the Principal Stockholders is annexed hereto as Exhibit 1.

         Neither J & W Heller Corp. nor any of the Principal Stockholders have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not Applicable

4        PURPOSE OF TRANSACTION.

         Concurrent with the Company's secondary offering of Common Stock in June, 1998, J & W Heller Corp. disposed of 65,000 Shares of the Company which resulted in J & W Heller Corp. having 843,334 Shares of the Company. During December of 1998, J & W Heller Corp. disposed of an aggregate of 150,000 Shares of the Company (the sale of 100,000 Shares of the Company on December 4, 1998 and the sale of 50,000 Shares of the Company on December 8, 1998), which resulted in J & W Heller Corp. having 693,334 Shares of the Company. J & W Heller Corp. will dispose of shares of the Company for reasons it considers significant to its investment decisions, and neither J & W Heller Corp., Wayne Heller nor Judy Heller have any present plans or proposals which relate to or would result in:

         (a) the acquisition or disposition by J & W Heller Corp. of additional securities of the Company;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors;

         (e) any material change in the present capitalization or dividend policy of the Company;

         (f) any material change in the Company's present business or corporate structure;

         (g) changes in the Company's present charter, bylaws or similar instruments;

         (h) causing a class of securities of the Company to be delisted from a national securities exchange or inter-dealer quotation system;

         (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

         (j) any action similar to those enumerated above.

         All of the Shares of Common Stock herein reported are held for investment purposes. Notwithstanding the foregoing, depending upon market conditions and a variety of other factors J & W Heller Corp. may deem significant to its investment decisions, J & W Heller Corp may in the future purchase additional shares of Common Stock in open market or private transactions or may dispose of all or portions of the Shares of the Company it now owns or may hereafter acquire.

5        INTEREST IN SECURITIES OF ISSUER.

         As of the date hereof, J & W Heller Corp. is the beneficial owner of 693,334 shares of Common Stock of the Company, which shares represent approximately 5.03% of the issued and outstanding Common Stock of the Company as of the date hereof (based on 13,795,658 shares of Common Stock issued and outstanding).

         Except as otherwise described in this statement, J & W Heller Corp. has had no transactions in the Common Stock during the past 60 days.

         In addition, each of the Principal Stockholders may, by virtue of his or her position as Principal Stockholder of J & W Heller Corp. be deemed, pursuant to Rule 13d-3 under the Exchange Act, to own beneficially the Common Stock of which J & W Heller Corp. would possess beneficial ownership. Other than in their respective capacities as Principal Stockholders of J & W Heller Corp. and except as set forth above, none of the Principal Stockholders is the beneficial owner of any Common Stock.

6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         To the best knowledge of the undersigned, there are no contracts, arrangements, understandings of relationships (legal or otherwise) among or between the undersigned, the Principal Stockholders and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

7        MATERIAL TO BE FILED AS EXHIBITS.

         EXHIBIT                                     DESCRIPTION OF EXHIBIT
         -------                                     ----------------------

         1                                           Joint Filing Agreement

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  J & W HELLER CORP.



Dated:  July 30, 1999                       By:   /S/ WAYNE HELLER
                                                  ----------------
                                                  Wayne Heller, President


Dated:  July 30, 1999                             /S/ WAYNE HELLER
                                                  ----------------
                                                  Wayne Heller, Individually


Dated:  July 30, 1999                             /S/ JUDY HELLER
                                                  ---------------
                                                  Judy Heller




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

                                 EXHIBIT INDEX


EXHIBIT              DESCRIPTION
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  1             Joint Filing Agreement









                                       9